UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                              AMENDMENT NO. 3
                          Metro-Goldwyn-Mayer Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 par value

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                       (Title of Class of Securities)

                                 591610100
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                               (CUSIP Number)

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                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                           150 South Rodeo Drive
                          Beverly Hills, CA 90212
                               (310) 271-0638
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    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                              August 19, 1998
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          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

          Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          TRACINDA CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                42,856,251

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            16,208,463

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              42,856,251

                10  SHARED DISPOSITIVE POWER

                         16,208,463

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          59,064,714

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          89.6%

14  TYPE OF REPORTING PERSON*

          CO

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          KIRK KERKORIAN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                42,856,251

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            16,208,463

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              42,856,251

                10  SHARED DISPOSITIVE POWER

                         16,208,463

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          59,064,714

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

          NOT APPLICABLE

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          89.6%

14  TYPE OF REPORTING PERSON*

          IN

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on or about November 25, 1997 and on or about July 27, 1998 (as so amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation ("Tracinda") and Mr. Kirk Kerkorian. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 2 of the Schedule 13D is hereby amended to add the following information:

     (b) The business addresses of each of Kirk Kerkorian, Jerome B. York, and Anthony L. Mandekic is 150 S. Rodeo Drive, Beverly Hills, California 90212.

2. Item 3 of the Schedule 13D is hereby amended to add the following information:

     The aggregate purchase price for the additional 16,208,463 Shares to be acquired from Seven Network Limited ("Seven") (see the response to Item 4 in this Amendment No. 3.) will be $389,003,112 and will be funded from funds provided to Tracinda pursuant to the Credit Agreement. A copy of the Credit Agreement has been filed as an exhibit to the Schedule 13D and is incorporated herein by reference. Upon closing of the purchase of the Shares from Seven, Tracinda will pledge such Shares pursuant to the Credit Agreement and a related Stock Pledge Agreement.

3. Item 4 of the Schedule 13D is hereby amended to add the following information:

     On August 19, 1998, Tracinda and Seven entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which Tracinda will purchase from Seven all of Seven's Shares of Common Stock of the Company for $24 per share. The closing of the purchase of these Shares is expected to occur promptly and in no event later than September 1, 1998. Attached as
Exhibit 7.12 is a copy of the Stock Purchase Agreement, which is incorporated herein by reference.

     On August 19, 1998, the Board of Directors of the Company approved an increase in the size of its planned rights offering to $500 million. A copy of the Company's press release announcing the increase is attached hereto as Exhibit 7.14 and is incorporated herein by reference.

     Tracinda intends to exercise all of the rights to purchase additional stock to be issued by the Company in connection with the Company's planned rights offering, as revised, both with respect to its existing Shares and with respect to the Shares to be acquired from Seven subject to possible reduction in the event of the exercise of any oversubscription rights by other stockholders. Tracinda also continues to expect to acquire any Shares not subscribed for in the rights offering by other stockholders.

4. Item 5 of the Schedule 13D is hereby amended to add the following information:

     (a) Tracinda and Mr. Kerkorian are the beneficial owners of 59,064,714 Shares, approximately 89.6% of the Shares outstanding as of April 3, 1998, based upon the number of Shares outstanding as reported in the Company's Proxy Statement dated April 17, 1998.

     (b) Mr. Kerkorian shares power to vote or to direct the vote and shares power to dispose or direct the disposition of the 16,208,463 Shares to be acquired from Seven. Upon completion of the acquisition of such Shares, Mr. Kerkorian will have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     (c) See the response to Item 4 in this Amendment No. 3.

5. Item 6 of the Schedule 13D is hereby amended to add the following information:

     See the response to Item 4 in this Amendment No. 3. The Shares to be acquired from Seven will be pledged pursuant to the Credit Agreement.

6. Item 7 of the Schedule 13D is hereby amended to add the following information:

     Exhibit 7.12 Stock Purchase Agreement between Tracinda Corporation and Seven Network Limited.

     Exhibit 7.13 Press Release issued by Tracinda Corporation and Seven Network Limited, dated August 19, 1998.

     Exhibit 7.14 Press Release issued by the Company, dated August 19, 1998.

7. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.


                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 19, 1998

                                   TRACINDA CORPORATION
                                   a Nevada corporation


                                   By:  /s/  Anthony L. Mandekic
                                       ---------------------------------
                                       Name:  Anthony L. Mandekic
                                       Title: Secretary/Treasurer


                                   KIRK KERKORIAN


                                   By:  /s/  Anthony L. Mandekic
                                       --------------------------------
                                       Anthony L. Mandekic
                                       Attorney-in-Fact

                               Exhibit Index

          DOCUMENT
          --------

Exhibit 7.12 Stock Purchase Agreement between Tracinda Corporation and Seven Network Limited

Exhibit 7.13 Press Release issued by Tracinda Corporation and Seven Network Limited, dated August 19, 1998

Exhibit 7.14   Press Release issued by the Company, dated August 19, 1998